Exhibit 99.1

Investors and Media:

Andy Kellogg & Kory Kutzke

(630) 824-1907

SUNCOKE ENERGY, INC. ANNOUNCES STRONG FULL-YEAR 2018 RESULTS ABOVE GUIDANCE RANGE AND PROVIDES GUIDANCE FOR FURTHER GROWTH IN 2019

•	Net income attributable to SXC was $1.8 million, or $0.03 per share, and $26.2 million, or $0.40 per share, in fourth quarter and full-year 2018, respectively

•	Operating cash flow was $185.8 million in full-year 2018, above our guidance of $150 million to $165 million; operating cash flow was $15.2 million in fourth quarter 2018

•

Full-year 2018 consolidated Adjusted EBITDA increased $28.5 million, or 12.1 percent, to $263.2 million, above our guidance range of $240 million to $255 million; fourth quarter Adjusted EBITDA was $65.9 million; 2018 results were fueled by a strong Indiana Harbor performance

•	Full-year 2019 consolidated Adjusted EBITDA expected to be $265 million to $275 million

LISLE, Ill. (February 5, 2019) - SunCoke Energy, Inc. (NYSE: SXC) (the “Company”) today reported fourth quarter and full-year 2018 results, reflecting strong operating performances from our coke and logistics businesses.

“Our fourth quarter results contributed to the Company’s highest annual Adjusted EBITDA performance since 2012 and illustrate the strength of our businesses as well as the continued progress on our asset performance improvement initiatives,” said Mike Rippey, President and Chief Executive Officer of SunCoke Energy, Inc. “In 2018, we delivered strong operating results, which included exceptional operational improvement at Indiana Harbor driven by sound execution on our oven rebuild initiative as well as record volumes at Convent Marine Terminal.”

Looking forward, the Company expects 2019 consolidated Adjusted EBITDA to be between $265 million and $275 million, reflecting continued improvement in our coke and logistics businesses.

In addition, the Company also announced it has entered into a definitive merger agreement with SunCoke Energy Partners, L.P. (NYSE: SXCP) whereby SXC will acquire all outstanding common units of SXCP not already owned by SXC in a stock-for-unit exchange transaction (“Simplification Transaction”). Pursuant to the terms of the merger agreement, SXCP unaffiliated common unitholders will receive 1.40 SXC common shares for each SXCP common unit.

Rippey continued, “As we move forward into 2019, we remain focused on operational excellence, including the execution of the final phase of the Indiana Harbor rebuild initiative, as well as successfully completing the Simplification Transaction, which we believe will unlock our full potential. We are confident that we can again execute against our objectives and deliver significant value to SunCoke shareholders.”

CONSOLIDATED RESULTS

	Three Months Ended December 31,			Years Ended December 31,
(Dollars in millions)	2018	2017	Increase/ (Decrease)	2018	2017	Increase/ (Decrease)
Sales and other operating revenues	$368.9	$359.6	$9.3	$1,450.9	$1,331.5	$119.4
Net income attributable to SXC	$1.8	$134.0	$(132.2)	$26.2	$122.4	$(96.2)
Adjusted EBITDA(1)	$65.9	$69.5	$(3.6)	$263.2	$234.7	$28.5

(1)	See definition of Adjusted EBITDA and reconciliation elsewhere in this release.

Revenues increased $9.3 million and $119.4 million for the fourth quarter and full-year 2018, respectively, primarily reflecting the pass-through of higher coal prices and higher sales volumes in our Domestic Coke segment. The revenue increase in the fourth quarter from our Domestic Coke segment was partially offset by the absence of deferred revenue recognized in our Logistics segment.

Comparisons between quarterly results is impacted by the recognition of deferred revenue on throughput volumes for certain Logistics take-or-pay contracts. In the fourth quarter of 2017, we recognized $16.4 million of deferred revenue related to these contracts due to volume shortfalls during the year. Throughout most of 2018, our coal export customers provided volumes in excess of the take-or-pay contract minimums; therefore, we did not recognize any deferred revenue from these contracts in the fourth quarter of 2018. Rather, revenue was recognized throughout 2018 based on volumes handled. The timing and recognition of deferred revenue affects quarterly comparisons but does not have an impact on full-year results.

Fourth quarter 2018 Adjusted EBITDA decreased $3.6 million to $65.9 million, primarily driven by the timing of revenue recognized on our Logistics coal export take-or-pay contracts discussed above. Excluding this timing impact, fourth quarter 2018 results improved $12.8 million as compared to the prior year period due to improved performance in our Domestic Coke segment.

Full-year Adjusted EBITDA increased $28.5 million to $263.2 million, primarily due to improved operating performance at our Indiana Harbor facility.

Prior period net income attributable to SXC was impacted by a deferred income tax benefit of $125.0 million recorded in connection with the tax legislation passed in the fourth quarter 2017, which resulted in the remeasurement of U.S. deferred income tax liabilities and assets at the lower enacted corporate tax rates.

Excluding the impact of this 2017 tax event, net income attributable to SXC decreased $7.2 million for the fourth quarter 2018 and reflects higher depreciation expense, primarily due to the revisions in the estimated useful lives of certain assets in our Domestic Coke segment and the timing of deferred revenue recognition partly offset by improved operating results. Excluding the 2017 tax event, net income attributable to SXC increased $28.8 million for the full-year due to improved operating results and the absence of a loss recognized in 2017 in connection with debt refinancing activities partly offset by higher depreciation in our Domestic Coke segment.

SEGMENT RESULTS

Domestic Coke

Domestic Coke consists of cokemaking facilities and heat recovery operations at our Jewell, Indiana Harbor, Haverhill, Granite City and Middletown plants.

	Three Months Ended December 31,			Years Ended December 31,
(Dollars in millions, except per ton amounts)	2018	2017	Increase	2018	2017	Increase
Sales and other operating revenues	$334.7	$310.1	$24.6	$1,308.3	$1,195.0	$113.3
Adjusted EBITDA(1)	$51.6	$39.6	$12.0	$207.9	$188.9	$19.0
Sales Volume (in thousands of tons)	1,040	977	63	4,033	3,851	182
Adjusted EBITDA per ton(2)	$49.62	$40.53	$9.09	$51.55	$49.05	$2.50

(1)	See definitions of Adjusted EBITDA and reconciliation elsewhere in this release.
(2)	Reflects Domestic Coke Adjusted EBITDA divided by Domestic Coke sales volumes.

•

Revenues increased $24.6 million and $113.3 million, for the fourth quarter and full-year 2018, respectively, compared with the same prior year periods, primarily reflecting the pass-through of higher coal prices and higher sales volumes.

•

Adjusted EBITDA increased $12.0 million and $19.0 million for the fourth quarter and full-year 2018, respectively, reflecting improved results at our Indiana Harbor facility, driven by improved operating performance from our rebuilt ovens coupled with favorable contractual operating and maintenance recovery. The full-year benefit from Indiana Harbor was partially offset by increased scope and duration of planned maintenance outages as well as a machinery fire that occurred at Granite City, which negatively impacted results by $8.4 million and $2.6 million, respectively.

Logistics

Logistics consists of the handling and mixing services of coal and other aggregates operated by SXCP at our Convent Marine Terminal (“CMT”), Lake Terminal and Kanawha River Terminals (“KRT”). Additionally, Dismal River Terminal (“DRT”) is operated by SXC.

	Three Months Ended December 31,			Years Ended December 31,
(Dollars in millions)	2018	2017	Increase/ (Decrease)	2018	2017	Increase/ (Decrease)
Sales and other operating revenues	$23.8	$38.3	$(14.5)	$102.2	$93.1	$9.1
Intersegment sales	$7.9	$8.8	$(0.9)	$24.5	$23.8	$0.7
Adjusted EBITDA(1)	$18.3	$35.1	$(16.8)	$72.6	$70.8	$1.8
Tons handled (thousands of tons)(2)	6,861	5,590	1,271	26,605	21,616	4,989
CMT take-or-pay shortfall tons (thousands of tons)(3)	79	413	(334)	220	2,918	(2,698)

(1)	See definitions of Adjusted EBITDA and reconciliation elsewhere in this release.
(2)	Reflects inbound tons handled during the period.
(3)	Reflects tons billed under take-or-pay contracts where services were not performed.

•

Revenues and Adjusted EBITDA decreased $14.5 million and $16.8 million for the fourth quarter 2018 and increased $9.1 million and $1.8 million for the full-year 2018, respectively. CMT achieved record volumes in 2018, including throughput volumes above the minimums on our coal export take-or-pay contracts, which resulted in higher revenues throughout 2018 and no deferred revenue recognized in the fourth quarter 2018 for take-or-pay volume shortfalls as compared to the $16.4 million that was recognized in the fourth quarter 2017. The full-year benefit from record volumes was partially offset by high water costs of $2.0 million and higher operating costs of $2.2 million.

Brazil Coke

Brazil Coke consists of a cokemaking facility in Vitória, Brazil, which we operate for an affiliate of ArcelorMittal.

•

Revenues were $10.4 million and $40.4 million for the fourth quarter and full-year 2018, respectively, which was slightly lower as compared with the same prior year periods due to unfavorable foreign currency adjustments.

•	Adjusted EBITDA was $4.4 million and $18.4 million for the fourth quarter and full-year 2018, respectively, which was comparable with the prior year periods.

Corporate and Other

Corporate and other expenses, which includes activity from our legacy coal mining business, improved $1.5 million and $7.5 million, for the fourth quarter and full-year 2018, respectively, compared to the same prior year periods. The fourth quarter decrease was primarily due to favorable period-over-period, mark-to-market adjustments in deferred compensation driven by changes in the Company’s share price. The full-year decrease of $7.5 million was primarily driven by lower employee-related costs and the absence of costs to resolve certain corporate legal matters in the prior year period.

2019 OUTLOOK

Our 2019 guidance, which does not include the benefit from the Simplification Transaction, is as follows:

•	Domestic coke production is expected to be approximately 4.1 million tons

•	Consolidated Adjusted EBITDA is expected to be between $265 to $275 million

•	Adjusted EBITDA attributable to SXC is expected to be between $182 to $188 million, reflecting the impact of public ownership in SXCP

•

Capital expenditures are projected to be between $110 to $120 million, including $40 million to $48 million related to our Indiana Harbor oven rebuild project and approximately $6 million related to completing our Granite City gas sharing project

•	Cash generated by operations is estimated to be between $180 million and $195 million

•	Cash taxes are projected to be between $4 to $8 million

RELATED COMMUNICATIONS

Today, we will host an investor conference call at 10:00 a.m. Eastern Time (9:00 a.m. Central Time). Investors may participate in this call by dialing 1-833-236-5757 in the U.S. or 1-647-689-4185 if outside the U.S., confirmation code 3165918. This conference call will be webcast live and archived for replay in the Investor Relations section of www.suncoke.com.

SUNCOKE ENERGY, INC.

SunCoke Energy, Inc. (NYSE: SXC) supplies high-quality coke to the integrated steel industry under long-term, take-or-pay contracts that pass through commodity and certain operating costs to customers. We utilize an innovative heat-recovery cokemaking technology that captures excess heat for steam or electrical power generation. We are the sponsor of SunCoke Energy Partners, L.P. (“Partnership”) (NYSE: SXCP), a publicly traded master limited partnership. At December 31, 2018, we owned the general partner of the Partnership, which consists of a 2.0 percent ownership interest and incentive distribution rights, and owned a 60.4 percent limited partner interest in the Partnership. Our cokemaking facilities are located in Illinois, Indiana, Ohio, Virginia and Brazil. To learn more about SunCoke Energy, Inc., visit our website at www.suncoke.com.

DEFINITIONS

•

Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted for any impairments, loss (gain) on extinguishment of debt, changes to our contingent consideration liability related to our acquisition of CMT, transaction costs related to the Simplification Transaction and loss on the disposal of our interest in VISA SunCoke. EBITDA and Adjusted EBITDA do not represent and should not be considered alternatives to net income or operating income under GAAP and may not be comparable to other similarly titled measures in other businesses. Management believes Adjusted EBITDA is an important measure of the operating performance and liquidity of the Company’s net assets and its ability to incur and service debt, fund capital expenditures and make distributions. Adjusted EBITDA provides useful information to investors because it highlights trends in our business that may not otherwise be apparent when relying solely on GAAP measures and because it eliminates items that have less bearing on our operating performance and liquidity. EBITDA and Adjusted EBITDA are not measures calculated in accordance with GAAP, and they should not be considered a substitute for net income, operating cash flow or any other measure of financial performance presented in accordance with GAAP.

•	Adjusted EBITDA attributable to SXC/SXCP represents consolidated Adjusted EBITDA less Adjusted EBITDA attributable to noncontrolling interests.

IMPORTANT NOTICE TO INVESTORS

This communication includes important information about an agreement for the acquisition by SXC of all publicly held common units of SXCP. SXC expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a prospectus/consent statement/proxy statement of SXC and SXCP. SXC and SXCP security holders are urged to read the prospectus/consent statement/proxy statement and other documents filed with the SEC regarding the proposed transaction carefully and in their entirety when they become available because they will contain important information. Investors will be able to obtain a free copy of the prospectus/consent statement/proxy statement, as well as other filings containing information about the proposed transaction, without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the prospectus/consent statement/proxy statement and the filings with the SEC that will be incorporated by reference in the prospectus/consent statement/proxy statement can also be obtained, without charge, by directing a request either to SXC, 1011 Warrenville Road, 6th Floor, Lisle, IL 60532 USA, Attention: Investor Relations or to SXCP, 1011 Warrenville Road, 6th Floor, Lisle, IL 60532 USA, Attention: Investor Relations.

The respective directors and executive officers of SXC and SXCP may be deemed to be “participants” (as defined in Schedule 14A under the Securities Exchange Act of 1934 as amended) in respect of the proposed transaction. Information about SXC’s directors and executive officers is available in SXC’s annual report on Form 10-K for the fiscal year ended December 31, 2017, filed with the SEC on February 15, 2018. Information about SXCP’s directors and executive officers is available in SXCP’s annual report on Form 10-K for the fiscal year ended December 31, 2017 filed with the SEC on February 15, 2018. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus/consent statement/proxy statement and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS

Some of the statements included in this press release constitute “forward-looking statements” (as defined in Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended). Forward-looking statements include all statements that are not historical facts and may be identified by the use of such words as “believe,” “expect,” “plan,” “project,” “intend,” “anticipate,” “estimate,” “predict,” “potential,” “continue,” “may,” “will,” “should” or the negative of these terms or similar expressions. Forward-looking statements are inherently uncertain and involve significant known and unknown risks and uncertainties (many of which are beyond the control of SXC) that could cause actual results to differ materially.

Such risks and uncertainties include, but are not limited to domestic and international economic, political, business, operational, competitive, regulatory and/or market factors affecting SXC, as well as uncertainties related to: pending or future litigation, legislation or regulatory actions; liability for remedial actions or assessments under existing or future environmental regulations; gains and losses related to acquisition, disposition or impairment of assets; recapitalizations; access to, and costs of, capital; the effects of changes in accounting rules applicable to SXC; and changes in tax, environmental and other laws and regulations applicable to SXC’s businesses.

Forward-looking statements are not guarantees of future performance, but are based upon the current knowledge, beliefs and expectations of SXC management, and upon assumptions by SXC concerning future conditions, any or all of which ultimately may prove to be inaccurate. The reader should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. SXC does not intend, and expressly disclaims any obligation, to update or alter its forward-looking statements (or associated cautionary language), whether as a result of new information, future events or otherwise after the date of this press release except as required by applicable law.

In accordance with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, SXC has included in its filings with the Securities and Exchange Commission cautionary language identifying important factors (but not necessarily all the important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement made by SXC. For information concerning these factors, see SXC’s Securities and Exchange Commission filings such as its annual and quarterly reports and current reports on Form 8-K, copies of which are available free of charge on SXC’s website at www.suncoke.com. All forward-looking statements included in this press release are expressly qualified in their entirety by such cautionary statements. Unpredictable or unknown factors not discussed in this release also could have material adverse effects on forward-looking statements.

SunCoke Energy, Inc.

Consolidated Statements of Income

	Three Months Ended December 31,		Years Ended December 31,
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	(Dollars and shares in millions, except per share amounts)
Revenues
Sales and other operating revenue	$368.9	$359.6	$1,450.9	$1,331.5
Costs and operating expenses
Cost of products sold and operating expenses	287.9	271.8	1,124.5	1,020.1
Selling, general and administrative expenses	16.9	18.0	66.1	79.0
Depreciation and amortization expense	41.3	31.0	141.6	128.2

Total costs and operating expenses	346.1	320.8	1,332.2	1,227.3

Operating income	22.8	38.8	118.7	104.2
Interest expense, net	14.5	15.9	61.4	61.9
Loss on extinguishment of debt	—	—	0.3	20.4

Income before income tax expense (benefit)	8.3	22.9	57.0	21.9
Income tax expense (benefit)	2.8	(151.0)	4.6	(81.6)
Loss from equity method investment	—	—	5.4	—

Net income	5.5	173.9	47.0	103.5
Less: Net income (loss) attributable to noncontrolling interests	3.7	39.9	20.8	(18.9)

Net income attributable to SunCoke Energy, Inc.	$1.8	$134.0	$26.2	$122.4

Earnings attributable to SunCoke Energy, Inc. per common share:
Basic	$0.03	$2.08	$0.40	$1.90
Diluted	$0.03	$2.05	$0.40	$1.88
Weighted average number of common shares outstanding:
Basic	64.7	64.4	64.7	64.3
Diluted	65.4	65.3	65.5	65.2

SunCoke Energy, Inc.

Consolidated Balance Sheets

	December 31,
	2018	2017
	(Unaudited)	(Audited)
	(Dollars in millions, except par value amounts)
Assets
Cash and cash equivalents	$145.7	$120.2
Receivables	75.4	68.5
Inventories	110.4	111.0
Income tax receivable	0.7	4.8
Other current assets	2.8	6.7

Total current assets	335.0	311.2

Properties, plants and equipment (net of accumulated depreciation of $855.8 million and $733.2 million at December 31, 2018 and 2017, respectively)	1,471.1	1,501.3
Goodwill	76.9	76.9
Other intangible assets, net	156.8	167.9
Deferred charges and other assets	5.5	2.8

Total assets	$2,045.3	$2,060.1

Liabilities and Equity
Accounts payable	$115.0	$115.5
Accrued liabilities	45.6	53.2
Deferred revenue	3.0	1.7
Current portion of long-term debt and financing obligation	3.9	2.6
Interest payable	3.6	5.4

Total current liabilities	171.1	178.4

Long-term debt and financing obligation	834.5	861.1
Accrual for black lung benefits	44.9	44.9
Retirement benefit liabilities	25.2	28.2
Deferred income taxes	254.7	257.8
Asset retirement obligations	14.6	14.0
Other deferred credits and liabilities	17.6	16.1

Total liabilities	1,362.6	1,400.5

Equity
Preferred stock, $0.01 par value. Authorized 50,000,000 shares; no issued shares at both December 31, 2018 and 2017	—	—
Common stock, $0.01 par value. Authorized 300,000,000 shares; issued 72,233,750 and 72,006,905 shares at December 31, 2018 and 2017, respectively	0.7	0.7
Treasury stock, 7,477,657 shares at both December 31, 2018 and 2017, respectively	(140.7)	(140.7)
Additional paid-in capital	488.8	486.2
Accumulated other comprehensive loss	(13.1)	(21.2)
Retained earnings	127.4	101.2

Total SunCoke Energy, Inc. stockholders’ equity	463.1	426.2
Noncontrolling interests	219.6	233.4

Total equity	682.7	659.6

Total liabilities and equity	$2,045.3	$2,060.1

SunCoke Energy, Inc.

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2018	2017
	(Unaudited)	(Audited)
	(Dollars in millions)
Cash Flows from Operating Activities:
Net income	$47.0	$103.5
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	141.6	128.2
Deferred income tax benefit	(3.4)	(87.2)
Payments in excess of expense for postretirement plan benefits	(2.4)	(1.8)
Share-based compensation expense	3.1	4.8
Loss on extinguishment of debt	0.3	20.4
Loss from equity method investment	5.4	—
Changes in working capital pertaining to operating activities:
Receivables	(6.9)	(7.8)
Inventories	0.6	(18.5)
Accounts payable	(0.7)	11.7
Accrued liabilities	(7.3)	2.6
Deferred revenue	1.3	(0.8)
Interest payable	(1.8)	(10.8)
Income taxes	4.5	(0.2)
Other	4.5	4.4

Net cash provided by operating activities	185.8	148.5

Cash Flows from Investing Activities:
Capital expenditures	(100.3)	(75.6)
Sale of equity method investment	4.0	—
Return of Brazilian investment	—	20.5
Other investing activities	0.5	—

Net cash used in investing activities	(95.8)	(55.1)

Cash Flows from Financing Activities:
Proceeds from issuance of long-term debt	45.0	693.7
Repayment of long-term debt	(45.7)	(644.9)
Debt issuance costs	(0.5)	(17.4)
Proceeds from revolving facility	179.5	350.0
Repayment of revolving facility	(204.5)	(392.0)
Repayment of financing obligation	(2.6)	(2.5)
Cash distributions to noncontrolling interests	(31.9)	(47.0)
Acquisition of additional interest in the Partnership	(4.2)	(48.7)
Other financing activities	0.4	1.1

Net cash used in financing activities	(64.5)	(107.7)

Net increase (decrease) in cash, cash equivalents and restricted cash	25.5	(14.3)
Cash, cash equivalents and restricted cash at beginning of year	120.2	134.5

Cash, cash equivalents and restricted cash at end of year	$145.7	$120.2

Supplemental Disclosure of Cash Flow Information
Interest paid, net of capitalized interest of $3.2 million and $1.1 million, respectively	$59.6	$67.9
Income taxes paid, net of refunds of $4.5 million and $1.0 million, respectively	$3.7	$5.8

SunCoke Energy, Inc.

Segment Operating Data

	Three Months Ended December 31,		Years Ended December 31,
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	(Dollars in millions)
Sales and other operating revenues:
Domestic Coke	$334.7	$310.1	$1,308.3	$1,195.0
Brazil Coke	10.4	11.2	40.4	43.4
Logistics	23.8	38.3	102.2	93.1
Logistics intersegment sales	7.9	8.8	24.5	23.8
Elimination of intersegment sales	(7.9)	(8.8)	(24.5)	(23.8)

Total sales and other operating revenue	$368.9	$359.6	$1,450.9	$1,331.5

Adjusted EBITDA(1)
Domestic Coke	$51.6	$39.6	$207.9	$188.9
Brazil Coke	4.4	4.7	18.4	18.2
Logistics	18.3	35.1	72.6	70.8
Corporate and Other(2)	(8.4)	(9.9)	(35.7)	(43.2)

Total Adjusted EBITDA	$65.9	$69.5	$263.2	$234.7

Coke Operating Data:
Domestic Coke capacity utilization (%)	98	92	95	91
Domestic Coke production volumes (thousands of tons)	1,044	982	4,016	3,861
Domestic Coke sales volumes (thousands of tons)	1,040	977	4,033	3,851
Domestic Coke Adjusted EBITDA per ton(3)	$49.62	$40.53	$51.55	$49.05
Brazilian Coke production—operated facility (thousands of tons)	442	445	1,768	1,761
Logistics Operating Data:
Tons handled (thousands of tons)(4)	6,861	5,590	26,605	21,616
CMT take-or-pay shortfall (thousands of tons)(5)	79	413	220	2,918

(1)	See definition of Adjusted EBITDA and reconciliation to GAAP elsewhere in this release.
(2)

Corporate and Other includes the activity from our legacy coal mining business, which incurred Adjusted EBITDA losses of $2.2 million and $9.8 million during the three and twelve months ended December 31, 2018, respectively, as well as losses of $2.3 million and $10.5 million during the three and twelve months ended December 31, 2017, respectively.

(3)	Reflects Domestic Coke Adjusted EBITDA divided by Domestic Coke sales volumes.
(4)	Reflects inbound tons handled during the period.
(5)	Reflects tons billed under take-or-pay contracts where services were not performed.

SunCoke Energy, Inc.

Reconciliations of Non-GAAP Information

Adjusted EBITDA to Net Income

	Three Months Ended December 31,		Years Ended December 31,
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	(Dollars in millions)
Net cash provided by operating activities	$15.2	$20.2	$185.8	$148.5
Subtract:
Depreciation and amortization expense	41.3	31.0	141.6	128.2
Deferred income tax expense (benefit)	0.6	(157.6)	(3.4)	(87.2)
Loss on extinguishment of debt	—	—	0.3	20.4
Loss from equity method investment(1)	—	—	5.4	—
Changes in working capital and other	(32.2)	(27.1)	(5.1)	(16.4)

Net income	$5.5	$173.9	$47.0	$103.5

Add:
Depreciation and amortization expense	$41.3	$31.0	$141.6	$128.2
Interest expense, net(2)	14.5	15.6	61.4	60.6
Loss on extinguishment of debt	—	—	0.3	20.4
Income tax expense (benefit)	2.8	(151.0)	4.6	(81.6)
Contingent consideration adjustments(3)	1.4	—	2.5	(1.7)
Loss from equity method investment(1)	—	—	5.4	—
Transaction costs(4)	0.4	—	0.4	—
Expiration of land deposits and write-off of costs related to potential new cokemaking facility(5)	—	—	—	5.3

Adjusted EBITDA	$65.9	$69.5	$263.2	$234.7

Subtract: Adjusted EBITDA attributable to noncontrolling interest(6)	20.4	25.4	82.0	86.4

Adjusted EBITDA attributable to SunCoke Energy, Inc.	$45.5	$44.1	$181.2	$148.3

(1)	In June 2018, the Company recorded a loss in connection with the sale of our interest in VISA SunCoke Limited.
(2)

In conjunction with the adoption of ASU 2017-07, the non-service type expense associated with the postretirement benefit plans was excluded from operating income and recorded in interest expense, net on the Consolidated Statements of Income during the periods presented. Amounts in prior periods were immaterial, and therefore, were not reclassified in the reconciliation of Adjusted EBITDA to net income and net cash provided by operating activities.

(3)

In connection with the CMT acquisition, the Partnership entered into a contingent consideration arrangement that requires the Partnership to make future payments to the seller based on future volume over a specified threshold, price and contract renewals. Adjustments to the fair value of the contingent consideration in 2018 and 2017 were primarily the result of modifications to the volume forecast.

(4)	Represents costs incurred in connection with the Simplification Transaction.
(5)	Write-off of previously capitalized engineering and land deposit costs.
(6)	Reflects noncontrolling interests in Indiana Harbor and the portion of the Partnership owned by public unitholders.

SunCoke Energy, Inc

Reconciliation of Non-GAAP Information

Estimated 2019 Net Cash Provided by Operating Activities

to Estimated Net Income and Consolidated Adjusted EBITDA

	2019
	Low	High
Net Cash Provided by Operating activities	$180	$195
Subtract:
Depreciation and amortization expense	150	145
Changes in working capital and other	(14)	(1)

Net Income	$44	$51

Add:
Depreciation and amortization expense	150	145
Interest expense, net	65	65
Income tax expense	6	14

Adjusted EBITDA	$265	$275

Subtract: Adjusted EBITDA attributable to noncontrolling interest(1)	83	87

Adjusted EBITDA attributable to SunCoke Energy, Inc.	$182	$188

(1)	Reflects non-controlling interests in Indiana Harbor and the portion of the Partnership owned by public unitholders.